

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2024

Felicity Lewis
General Counsel, Corporate Secretary
Bitcoin Depot Inc.
3343 Peachtree Road NE, Suite 750
Atlanta, GA 30326

> **Re: Bitcoin Depot Inc.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2024**
> **File No. 333-283353**

Dear Felicity Lewis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Brett Nadritch